

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2010

Via U.S. Mail and Facsimile to 937-964-8961

Gary L. Wade
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Road
Springfield, OH 45502

  Re: AdCare Health Systems, Inc.
    Form 10-K for the fiscal year ended December 31, 2009
    Filed March 31, 2010
    File No. 001-33135

Dear Mr. Wade:

  We have reviewed your filing and have the following comments. Please confirm that you will comply with our comments in future filings.

  Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Definitive Proxy Statement filed on April 30, 2010

Election of Directors, page 3

1. Please discuss the specific experiences, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Summary Compensation Table, page 13

2. For the stock and option awards you have made, we note you have not disclosed the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(vi) and (vii) of Regulation S-K. Please confirm that you will comply.

<u>Director Compensation Table, page 17</u>

3.   Similarly, please disclose the aggregate grant date fair value of the stock and option awards you have made to your directors that are computed in accordance with FASB ASC Topic 718. Refer to Items 402(r)(2)(iii) and (iv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy
for Larry Spirgel
Assistant Director